CLIPPER FUND SM 9601 WILSHIRE BOULEVARD, SUITE 800 BEVERLY HILLS, CA 90210-5210 (800) 776-5033 (310) 247-3940 FAX: (310) 273-0514 INTERNET: www.clipperfund.com E-MAIL: postmaster@cIipperfund.com

November 30, 2005

To the Shareholders of Clipper Fund, Inc.

After an intensive search, the independent Directors of Clipper Fund have s\uelected Davis Selected Advisers, L.P. as the new portfolio manager of the Fund effective January 1, 2006. As we previously reported to you, this action was prompted by the decision of the Fund’s current manager, Pacific Financial Research, Inc. (“PFR”), to reorganize with an affiliated company as part of a succession planning process to address the decision of three of the six principals of PFR and portfolio managers of the Fund to leave PFR at the end of this year.

Jim Gipson and his team at PFR have done an outstanding job for Clipper Fund’s shareholders over many years, and we received the news of his pending departure with considerable regret. At the same time, we are excited about the prospects for the Fund in the future under the management of Chris Davis and his team. We believe that Davis Selected Advisers’ investment philosophy, which concentrates on owning shares of well-managed, high return on capital businesses for the long term, represents a close-fitting carryon to the investment approach that Clipper Fund has historically employed. The Fund will continue to be managed with a concentrated focused approach, generally holding between 15–25 stocks.

As indicated in the accompanying letter, Davis Selected Advisers plans to invest $50 million of its own capital in the Fund, in keeping with its philosophy of maintaining a substantial stake in the mutual funds it manages. In addition, as indicated in the accompanying supplement to the Fund’s prospectus, the Fund’s advisory fee will be reduced substantially, from the current annual level of 1.00% of average daily net assets to a sliding scale ranging from 0.65% of the first $500 million of net assets to 0.485% of net assets greater than $10 billion; for calendar year 2006 Davis Selected Advisers has agreed to voluntarily waive all advisory fees in excess of 0.50%. Davis Selected Advisers has also agreed to bear the expenses of the shareholder meeting that must be held by the end of May 2006 to obtain shareholder ratification of its appointment.
IMPORTANT NOTE: Davis Selected Advisers has arranged a call-in session for shareholders of Clipper Fund, so that it can discuss its future plans for the Fund and respond to shareholder questions. The shareholder conference call will be held on December 14th at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time. You can access the conference call by dialing (800) 399-0425 and asking for the “Clipper Fund Conference Call”. We recommend that you call 5 minutes before session starts. You may listen to a recorded re-play after December 14th by dialing (800) 642-1687 and entering Replay ID number 3030520.

We appreciate your patience in awaiting news of the plans for management of Clipper Fund after the departure of Jim Gipson and his team. We believe that the Fund is now well-situated to ensure continued sound management for the future, in the same spirit and manner that the shareholders have come to expect.

Very truly yours,

Norman B. Williamson
Chairman of the Board of Directors